(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 001-32898

For period ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

China BAK Battery, Inc.

Full Name of Registrant

N.A.

Former Name if Applicable

BAK Industrial Park, No. 1 BAK Street

Address of Principal Executive Office (Street and Number)

Kuichong Town, Longgang District, Shenzhen, People’s Republic of China

(City, State and Zip Code)

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

On August 4, 2006, China BAK Battery, Inc. (the “Company”) announced in its Form 8-K filed with the SEC that during the course of the audit by KPMG, the Company’s new independent registered public accounting firm, of the Company’s financial statements for the fiscal years ended September 30, 2003, 2004 and 2005, KPMG identified certain misstatements in those financial statements. The Company also announced that its Board of Directors determined that the Company’s previously filed financial statements for each of the years and quarters in the fiscal years ended September 30, 2003, 2004 and 2005, and the fiscal quarters ended December 31, 2005 and March 31, 2006 should no longer be relied upon, and that it will amend its previously filed periodic reports to restate its financial information.

The audit by KPMG is still ongoing and the Company is still finalizing the financial statements and related information subject to the restatement for inclusion in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and accordingly cannot file the Form 10-Q within the prescribed time period. The Company believes that this delay cannot be eliminated without unreasonable effort or expense. The Company is working diligently to finalize the financial information subject to the restatement and intends to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 by August 21, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tracy Lee (Name)	(86-755) 8977-0093 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is not in a position to provide a reasonable estimate of the full extent of anticipated significant changes between the results of operations for its quarter ended June 30, 2005 and its quarter ended June 30, 2006, because the restatement will likely affect the Company’s results of operations for the quarter ended June, 2005, but the restatement is not yet complete. Additionally, the Company’s unaudited financial statements for the quarter ended June 30, 2006 are not yet complete due to the Company’s substantial work expended in connection with the restatement. However, as previously announced, the Company estimates that its previously reported revenues would not be affected by the restatement, although no assurance can be given in this regard and investors should only rely on the restated financial information to be announced by the Company in due course. [Accordingly, the Company is able to estimate that its revenue for the quarter ended June 30, 2006 will be approximately $33 million, compared to approximately $24 million for the quarter ended June 30, 2005.]

China BAK Battery, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006	By:	/s/ Li Xiangqian
Li Xiangqian Chief Executive Officer